UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                    FORM 11-K


                              FOR ANNUAL REPORTS OF
               EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)


|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________ TO ______________


                        COMMISSION FILE NUMBER 001-09974


                               Enzo Biochem, Inc.
                      Salary Reduction Profit Sharing Plan

              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below:)


             Enzo Biochem, Inc, 527 Madison Ave. New York, NY 10022

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                                TABLE OF CONTENTS







                                                                       PAGE
                                                                       ----

Report of Independent Registered Public Accounting Firm                  1

FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
      December 31, 2007 and 2006                                         2

      Statement of Changes in Net Assets Available
      for Benefits For the year ended December 31, 2007                  3

      Notes to Financial Statements                                     4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:

      Schedule H, Item 4i -
      Schedule of Assets Held at End of Year                             9

Signatures                                                              10

Consent of Independent Registered Public Accounting Firm             Exhibit 23

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Trustees of
Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Marks Paneth & Shron LLP



Woodbury, New York
July 2, 2008

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  DECEMBER 31,



                                                       2007              2006
                                                   -----------       -----------

ASSETS

Cash                                               $    57,832       $    54,129
                                                   -----------       -----------

Investments at fair value:
    Mutual funds                                    10,288,151         9,583,819
    Common stock                                     2,003,849         2,251,720
    Insurance contract                               1,263,245         1,062,804
                                                   -----------       -----------
                                                    13,555,245        12,898,343
                                                   -----------       -----------
Receivables:
    Employer's contributions                           465,640           415,536
    Participants' contributions                          3,156            31,404
                                                   -----------       -----------
                                                       468,796           446,940
                                                   -----------       -----------

Loans receivable - participants                        218,993           175,842
                                                   -----------       -----------

TOTAL ASSETS                                        14,300,866        13,575,254
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $14,300,866       $13,575,254
                                                   ===========       ===========



See notes to financial statements.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2007


Additions to net assets attributed to:
  Participants' contributions                                                                              $    1,267,255
  Employer's contributions                                                                                        465,640
  Rollover contributions                                                                                           63,497
  Transfer of assets from Axxora, LLC. 401(k) plan                                                                153,570
  Interest on loans to participants                                                                                14,121
  Net appreciation (depreciation) in fair value of investments:
      Mutual funds                                                                   $  1,043,634
      Common stock                                                                       (212,477)                831,157
                                                                                     -------------         --------------

         Total additions                                                                                        2,795,240
                                                                                                           --------------

Deductions from net assets attributed to:
  Benefits paid to participants                                                                                 2,029,258
  Administrative expenses                                                                                          40,370
                                                                                                           --------------

         Total deductions                                                                                       2,069,628
                                                                                                           --------------

Net increase in net assets available for benefits                                                                 725,612

Net assets available for benefits, beginning of year                                                           13,575,254
                                                                                                           --------------

Net assets available for benefits, end of year                                                             $   14,300,866
                                                                                                           ==============


See notes to financial statements.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1: PLAN DESCRIPTION

        The following description of the Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan covering all eligible United States based full-time employees of Enzo Biochem, Inc., (the "Plan Sponsor"), and its wholly owned subsidiaries, Enzo Clinical Labs, Inc., Enzo Therapeutics, Inc., Enzo Life Sciences, Inc., and Axxora Life Sciences, Inc ("ALS") which was acquired in June 2007, (collectively, the "Company") who have completed three months of service and have attained age twenty-one.

        The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        CONTRIBUTIONS

        Eligible employee participants can elect to defer up to the maximum amount permitted by the Internal Revenue Code for each year ($15,500 in 2007 and $15,000 in 2006). Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 by December 31st, in accordance with Section 414(v) of the Code, in an amount up to a maximum of $5,000 in 2007 and 2006, bringing those participants' statutory limitation to $20,500 in 2007 and $20,000 for 2006. In 2007 participant contributions totaled $1,267,255. Included in participant contributions is a qualified non-elective contribution totaling $3,156 that had not been received as of December 31, 2007. This qualified non-elective contribution was paid by the Plan Sponsor on June 25, 2008.

        In addition, the Company will contribute to the Plan a discretionary matching contribution equal to 50% of the participant's 401(k) contribution, not to exceed 50% of 10% of the participant's annual compensation. Participants who have completed a year of service during the plan year and are actively employed as of the last day of the plan year shall be deemed eligible to share in the matching contribution for the year. In 2007 and 2006, the total matching contributions were $465,640 and $415,536, respectively, in the form of Enzo Biochem Inc. common stock.

        Effective June 1, 2006, the Company amended the Plan's participant's salary reduction election. The amendment requires participants to make an initial salary deferral election, or an election to receive cash in lieu of a salary deferral election, within 30 days after entering the Plan. A participant's compensation will automatically be reduced by 3%, which will be considered to be the Participant's salary reduction election if the Participant does not elect to defer a portion of compensation or elect to receive cash in lieu of making a salary deferral election.

        PARTICIPANTS' ACCOUNTS

        Contributions are invested in a choice of mutual funds, a benefit responsive investment contract, and the common stock of Enzo Biochem, Inc. Contribution selections are designated by the participants. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1: PLAN DESCRIPTION (CONTINUED)

        Effective April 15, 2006, the Company amended the Plan to allow a Plan participant to elect to classify all or part of his or her elective deferrals as a Roth 401(k) deferral.

        VESTING

        Participants' contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Company's matching contribution and earnings thereon, is ratable over four years of service.

        FORFEITURES

        Any forfeited amounts shall be applied to reduce the Company's future contributions. For the years ended December 31, 2007 and 2006, the Company's contributions were reduced by forfeitures of approximately $17,600 and $13,700, respectively.

        LOANS TO PARTICIPANTS

        Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000. Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence in which case it may exceed five years. The loans are secured by the participant's vested account balance and bear a reasonable rate of interest. Principal and interest is paid ratably through payroll deductions.

        PAYMENT OF BENEFITS

        On termination of service due to death, disability or retirement, participants may elect to receive an amount equal to the value of the vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution. Benefits are payable in the form of cash or property.

        OPERATING EXPENSES

        Certain operating expenses of the Plan are paid by the Plan Sponsor.


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and under the accrual basis method of accounting.

        The Plan's investments are stated at fair value. Investment earnings are reinvested in the respective funds. Investment earnings include the Plan's proportionate share of realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the underlying investments comprising the respective mutual funds. All purchases and sales are recorded on a trade date basis.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        The Plan presents in the statement of changes in net asset available for benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.


NOTE 3: INVESTMENTS

        The following table presents the fair values, as determined by quoted market price, of the investments at December 31, except for the Metropolitan Life Stable Value Contract, which is presented at contract value, which approximates fair value:

                                                       2007             2006
                                                       -----            ----

Enzo Biochem,  Inc.* (157,288 shares at 2007,
  157,794 shares at 2006)                           $2,003,849       $2,251,720
American Century Government Bond                    $  288,250       $  290,796
American Funds AMCAP Fund CL A                      $  710,006       $  754,629
American Funds American Balanced Fund CL A*         $1,339,162       $1,327,293
American Funds Europacific Growth CL A*             $1,893,613       $1,709,274
American Funds Washington Mutual
  Investors Fund CL A*                              $2,589,711       $2,610,689
Baron Growth Fund                                   $  223,969       $  148,728
Calamos Growth Fund CL A                            $  559,349       $  493,974
Fidelity Contrafund*                                $1,148,803       $  974,288
Fidelity Spartan US Equity Index Fund               $  284,363       $  194,843
Freemont Bond Fund                                  $  228,029       $  163,272
Hotchkis & Wiley Mid Cap Value CL 1                 $  253,786       $  340,975
Neuberger & Berman Genesis Fund Trust               $  550,820       $  422,533
Metropolitan Life Stable Value Contract (Note 4)*   $1,263,245       $1,062,804
Royce Total Return                                  $  140,800       $  151,114
American Funds US Gov't Securities Fund CL A        $    1,499       $    1,411
Principal Investors High Yield                      $   65,831       $       --
Frank Russell 2010 Strategy Fund                    $      931       $       --
Frank Russell 2020 Strategy Fund                    $    4,373       $       --
Frank Russell 2030 Strategy Fund                    $    1,986       $       --
Frank Russell 2040 Strategy Fund                    $    2,870       $       --

* Denotes investments representing 5% or more of net assets available for benefits at December 31, 2007.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4: INVESTMENT CONTRACT WITH INSURANCE COMPANY

        The Plan has a benefit-responsive investment contract with MetLife Trust Company, National Association (MetLife). MetLife maintains the contributions in separate accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Counsel Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

        There are no reserves against contract value for credit risk of the contract issuer or otherwise and contract is estimated to approximate fair value. The average yield and crediting interest rate was approximately 4.2% and 4.5% for 2007 and 2006, respectively.

NOTE 5: TRANSFER OF ASSETS

        On November 15, 2007, the assets of the 401(k) Plan of Axxora, LLC (a United States based wholly owned subsidiary of ALS) were transferred into the Plan. The transferred net assets have been recognized in the accounts of Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan. The transferred assets consisted of investments at fair value totaling $153,570.

NOTE 6: RIGHT TO TERMINATE PLAN

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 7: TAX STATUS

        The Plan obtained its latest determination letter in February 2002 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 8: PARTY IN INTEREST TRANSACTIONS

        During 2007, the Plan purchased shares of common stock in Enzo Biochem, Inc., the parent company of the Plan sponsor, at market prices totaling approximately $559,000. In addition, shares were sold at market prices totaling approximately $571,000. At December 31, 2007 and 2006, the Plan held Enzo Biochem, Inc. common stock with a fair value of $2,003,849 and $2,251,720, respectively.

        Fees paid by the Plan to the third party Plan administrators amounted to $40,370 for the year ended December 31, 2007.

                               ENZO BIOCHEM, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 9: RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                               ENZO BIOCHEM, INC.
                              SALARY REDUCTION PLAN

                               SCHEDULE H, ITEM 4i
                     SCHEDULE OF ASSETS HELD AT END OF YEAR

                               E.I.N. # 13-2866202
                                   PLAN # 001

                                DECEMBER 31, 2007


                                                                       DESCRIPTION OF
                                                                    INVESTMENT INCLUDING
                          IDENTITY OF ISSUE,                        MATURITY DATE, RATE
                         BORROWER, LESSOR OR                      OF INTEREST, COLLATERAL,
                            SIMILAR PARTY                          PAR OR MATURITY VALUE         COST       CURRENT VALUE
 (a)                             (b)                                         (c)                  (d)             (e)
 ---    ------------------------------------------               --------------------------     ------     ---------------
  *     Enzo Biochem, Inc.                                            Common Stock                         $    2,003,849
        American Century Government Bond                              Mutual Fund                          $      288,250
        American Funds AMCAP Fund CL A                                Mutual Fund                          $      710,006
        American Funds American Balanced Fund CL A                    Mutual Fund                          $    1,339,162
        American Funds Europacific Growth CL A                        Mutual Fund                          $    1,893,613
        American Funds Washington Mutual
          Investors Fund CL A                                         Mutual Fund                          $    2,589,711
        Baron Growth Fund                                             Mutual Fund                          $      223,969
        Calamos Growth Fund CL A                                      Mutual Fund                          $      559,349
        Fidelity Contrafund                                           Mutual Fund                          $    1,148,803
        Fidelity Spartan US Equity Index Fund                         Mutual Fund                          $      284,363
        Freemont Bond Fund                                            Mutual Fund                          $      228,029
        Hotchkis & Wiley Mid Cap Value CL 1                           Mutual Fund                          $      253,786
        Neuberger & Berman Genesis Fund Trust                         Mutual Fund                          $      550,820
                                                                    Guaranteed Investment
        Metropolitan Life Stable Value Contract                           Contract                         $    1,263,245
        Royce Total Return                                            Mutual Fund                          $      140,800
        American Funds US Gov't Securities Fund CL A                  Mutual Fund                          $        1,499
        Principal Investors High Yield                                Mutual Fund                          $       65,831
        Frank Russell 2010 Strategy Fund                              Mutual Fund                          $          931
        Frank Russell 2020 Strategy Fund                              Mutual Fund                          $        4,373
        Frank Russell 2030 Strategy Fund                              Mutual Fund                          $        1,986
        Frank Russell 2040 Strategy Fund                              Mutual Fund                          $        2,870
        Participant Loans                                             5.00% - 11.00%               -0-     $      218,993

* Party-in-interest


See Independent Auditors' Report.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee of the below named employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan

                                  Date: July 2, 2008

                                  /s/ Herbert Bass
                                  -----------------------------
                                  By: Herbert Bass
                                  Trustee